August 19, 2005

Gregory Dundas

Jessica Livingston

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Commercial Federal Corporation

Proxy Statement on Schedule 14A

Filed July 25, 2005

File No. 1-11515

Dear Mr. Dundas and Ms. Livingston:

Set forth below are responses of Commercial Federal Corporation (“Commercial Federal”) to the comments of the Staff of the Division of Corporation Finance that were set forth in your letter dated August 9, 2005 regarding Commercial Federal’s Proxy Statement on Schedule 14A (the “Proxy Statement”). In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 1 to the Proxy Statement, and we have enclosed six courtesy copies of such Amendment No. 1 marked to show changes from the Registration Statement as filed on July 25, 2005.

The Staff’s comments, indicated in bold, are followed by responses on behalf of Commercial Federal.

Letter to Stockholders

1.	Prominently disclose in boldface type that the transaction will be taxable to shareholders.

In response to the Staff’s comment, we have revised the disclosure on the Letter to Stockholders.

2.	Disclose your stock price as of June 13, 2005, and as of a recent date.

In response to the Staff’s comment, we have revised the disclosure on the Letter to Stockholders.

Gregory Dundas

August 19, 2005

Schedule 14A

3.	Please ensure that the proxy statement is clearly identified as being in preliminary form.

In response to the Staff’s comment, the Proxy Statement has been identified as being in preliminary form.

4.	We note that you have not yet included your proxy card in your filing. Please provide or file your proxy card in preliminary form. Your filed proxy card should comply with Rule 14a-6(e)(1) of the proxy rules.

In response to the Staff’s comment, we note that the proxy card is included at the end of the Proxy Statement.

Summary, page 4

5.	Please move the summary so as to precede the Q&A. We note Instruction 2 to Item 1001 of Regulation M-A.

In response to the Staff’s comment, the summary has been moved so as to precede the Q&A.

6.	Please revise the first sub-section entitled “The Merger,” to reduce the legalese and overly technical description of the merger. Instead, introduce the merger in plain language and from the perspective of stockholders. Alternatively, move this section to later in the summary after the disclosure of the substantive terms of the merger that are of greater interest to stockholders and re-caption the sub-section to indicate that it deals with the technical structure of the merger.

In response to the Staff’s comment, we have revised the disclosure on page 4 of the Proxy Statement.

7.	Revise to clarify that upon completion of the merger, stockholders will no longer have any interest in either Commercial Federal Corporation or Bank of the West. Alternatively, this may be disclosed in the Q&A.

In response to the Staff’s comment, we have revised the disclosure on page 1 of the Proxy Statement.

8.	Briefly summarize the reasons for engaging in the merger.

In response to the Staff’s comment, we have revised the disclosure on page 1 of the Proxy Statement.

Gregory Dundas

August 19, 2005

9.	If material, disclose the percentage of shares owned by directors and officers and their affiliates and whether you expect these shares to be voted in favor of the merger. We note the beneficial ownership tables on pages 41 and 42 are blank. Please provide the numbers in the next filing. If any of the 5% holders have indicated how they will vote, disclose that information.

In response to the Staff’s comment, we have revised the disclosure on pages 9, 42 and 43 of the Proxy Statement. The Staff is supplementally advised that none of the 5% holders have indicated to Commercial Federal how they intend to vote.

Our Directors and Executive Officers…, page 5

10.	Please revise to briefly quantify the interests described.

In response to the Staff’s comment, we have revised the disclosure on page 4 of the Proxy Statement.

The Merger, page 10

Background of the Merger, page 10

11.	Revise to describe every material contact, negotiation or discussion in reasonable detail between Commercial Federal and Bank of the West, affiliates, financial advisors, counselor’s, each company’s Board and special committees. The disclosure should include the nature, substance and atmosphere, if material, of the discussions. Identify in each instance who initiated the contact, discussion or negotiation — including the names of individuals, if appropriate. In this regard, note that merely an identification of issues addressed, or a vague reference to certain matters, is not a substitute for a description of the material issues addressed and the positions taken by the involved parties. We may have further comment based on the revised disclosure.

In response to the Staff’s comment, we have revised the disclosure on pages 10 through 12 of the Proxy Statement.

12.	Clarify how the March 2005 meeting came about.

In response to the Staff’s comment, we have revised the disclosure on page 10 of the Proxy Statement.

13.	Expand to describe the board’s evaluation of the strategic alternatives and their principal reasons for pursuing this transaction. Include all potentially negative factors considered. Also, clarify whether any other acquisition candidates or business combination partners were identified or contacted and, if so, discuss.

In response to the Staff’s comment, we have revised the disclosure on pages 10 through 12 of the Proxy Statement.

Gregory Dundas

August 19, 2005

Commercial Federal’s Reasons for the Merger…, page 11

14.	Please your disclosure to include a discussion of all potentially negative factors considered by the board. Also revise to clarify how or why each of the material factors considered by the board supported or did not support the board’s decision in favor of the merger. For example, what about the “current and prospective environment in which Commercial Federal operates” impacted the board’s decision?

In response to the Staff’s comment, we have revised the disclosure on pages 10 through 12 of the Proxy Statement.

Opinions of Commercial Federal’s Financial Advisors, page 12

15.	Clarify the reason for engaging two advisors.

In response to the Staff’s comment, we have revised the disclosure on page 14 of the Proxy Statement.

16.	Revise to clarify whether there were any specific factors which did not support the fairness opinion.

The Staff is supplementally advised that Commercial Federal has been informed by Sandler O’Neill and Merrill Lynch the neither of them formed an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support their respective opinions; rather, Sandler O’Neill and Merrill Lynch each made their determination as to the fairness of the per share cash consideration and the special dividend to be paid pursuant to the merger on the basis of their experience and professional judgment after considering the results of all their analyses taken as a whole. The disclosure on page 19 of the Proxy Statement has been revised accordingly.

17.	Disclose any association between the Commercial Federal and its two financial advisors during the past two years for which the financial advisors received remuneration, including the amount of the remuneration.

In response to the Staff’s comment, we have revised the disclosure on page 16 and page 18 of the Proxy Statement.

Financial Interests of Executive Officers…, page 25

18.	Please revise to quantify the aggregate value of each type of financial interest insiders will receive in the merger transactions. For example, how much is due the parties under the current change-in-control agreements?

In response to the Staff’s comment, we have revised the disclosure on pages 27 and 29 of the Proxy Statement.

Gregory Dundas

August 19, 2005

Closing Comments

In connection with responding to the Staff’s comment, Commercial Federal acknowledges that:

•	Commercial Federal is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Commercial Federal may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * *

Should you require further clarification of any of the issues raised in this letter or the Proxy Statement, please contact the undersigned at (212) 403-1381.

Sincerely,

/s/ Nicholas G. Demmo
Nicholas G. Demmo
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street New York, NY 10019 Tel: (212) 403-1381 Fax: (212) 403-2381